

June 22, 2011

<u>Via E-Mail</u>

Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
2203 Townes Lane
Austin, Texas 78703

> **Re: Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2010**
> **Filed October 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
> **Response Letter Dated May 27, 2011**
> **File No. 333-153168**

Dear Mr. Sparks,

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.   We note your response to comment two in our letter dated April 29, 2011 and re-issue the comment and prior comments referenced therein. In addition to the information that you have already provided to us in your response letters, please explain, from the perspective

of May 31, 2010, how you are planning to spend your capital in the next twelve months. Quantify in greater detail your cash needs and quantify the types of expenditures that you intend to make in the next twelve months. In responding to our comment, please show us how you intend to comply by providing us on a draft basis a revised MD&A section, using information for the fiscal year ended May 31, 2010.

Financial Statements

General

2.	We understand from your prior response that you intend to correct the errors in accounting that have been identified although you would prefer to wait until filing your Form 10-K for the fiscal year ended May 31, 2011. Given the errors in accounting, it appears you should file an Item 4.02 Form 8-K to notify investors that your previously issued financial statements should not be relied upon. We also believe that you should amend the financial statements in your current period reports rather than postpone the correction.

Note 8 – Notes payable, page F-10

3.	We note your response to comment four in our letter dated April 29, 2011 indicating that you should have applied the guidance of FASB ASC 470-20-35-1 through 3 to account for the convertible notes that contain a contingent beneficial conversion feature. Further, we note you propose to reverse interest expense that you previously recorded related to the beneficiary conversion feature. You also indicate that you determined the intrinsic value of the contingent conversion feature based on the 20% discount to the conversion price and recorded the intrinsic value as an asset and a liability at inception. If these notes are only convertible upon the completion of a future financing, as you have indicated, we would not expect you to have recorded the intrinsic value of the beneficiary conversion feature at the inception of the notes. Please read FASB ASC 470-20-35-1 and revise your financial statements accordingly.

Note 10 – Subsequent Events, page F-12

4.	We note your response to comment five in our letter dated April 29, 2011 in which you explain that you should have applied the guidance of FASB ASC 815-40 in accounting for the warrants issued to Seaside 88 LP and Sutter Securities Incorporated on July 26, 2010, and that you intend to restate your financial statements for the quarters ended August 31, 2010, November 30, 2010 and February 28, 2011 to correct this error of accounting. We understand that you have also concluded that the warrants issued with convertible notes should have been accounted for as derivative liabilities; therefore, you should restate your financial statements to correct his error in accounting as well.

Closing Comments

You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or in his absence, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director